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 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

                                         EAST TEXAS FINANCIAL SERVICES, INC.
(Name of Issuer)

                                 Common Stock, $.01 par value
(Title of Class of Securities)

                                                        0-24848
(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W., Washington, DC  20006 (202) 261-3385
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                              October 14, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Josiah T. Austin, S.S.N. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO and WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 108,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 108,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 9.33%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
El Coronado Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO and WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 108,432

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 108,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 9.33%

14.	Type of Reporting Person (See Instructions) HC

Item 1.	Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D heretofore filed on February 13, 2002 is filed with respect to the shares of common stock, $.01 par value ("Common Stock"), of East Texas Financial Services, Inc. (the "Company"). The address of the Company is 1200 South Beckham Avenue, Tyler, Texas 75701-3319. The Statement is being filed on behalf of Josiah T. Austin ("Austin"), a U.S. citizen, and El Coronado Holdings, LLC ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 1 is $306,858.10. The shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner. Austin is the sole Managing Member of ECH. Acting on behalf of ECH, Austin purchased from March 21, 2002 to October 14, 2002, 27,432 shares in the open market for an aggregate consideration (exclusive of brokers' commission) of $306,858.10. All purchases were made through various brokerage firms, and the primary source of funding for these acquisitions was ECH's available funds.

All dollar amounts are in United States dollars.

Item 5.	Interest in Securities of the Issuer

(a) Austin is the beneficial owner of 108,432 shares (9.33%, based on 1,162,320 shares of Common Stock outstanding as of June 30, 2002, as reported on the Company's 10-QSB filed on August 9, 2002) of the Common Stock, in his capacity as sole Managing Member of ECH. ECH is the beneficial owner of 108,432 shares (9.33%, based on 1,162,320 shares of Common Stock outstanding as of June 30, 2002, as reported on the Company's 10-QSB filed on August 9, 2002) of the Common Stock.

(b) As sole Managing Member of ECH, Austin shares with ECH the power to vote or to dispose or to direct the disposition of 108,432 shares of Common Stock.

(c) No transactions in the Common Stock have been effected by the Reporting Persons during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person                                             Sale/Purchase            Date                   No. of Shares             Price Per Share

Josiah T. Austin, on behalf of
El Coronado Holdings                                       Purchase             10/14/2002                   23,582                           $11.05

(d) No person other than the Reporting Persons, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Signature

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 17, 2002                     By: /s/ Josiah T. Austin
                                                                Josiah T. Austin,
                                                                as sole Managing Member of El Coronado Holdings LLC